wescast industries inc.

WESCAST REPORTS FIRST QUARTER SALES AND EARNINGS

Brantford, Ontario, April 28, 2004 - Wescast Industries Inc. (TSX: WCS.A: NASDAQ: WCST). Wescast Industries Inc. today reported revenues of $118.7 million and net earnings of $7.0 million for the first quarter of 2004. "Our traditional manifold business in North America has continued to perform well under challenging market conditions including pricing pressures, higher raw material costs and slightly lower volume levels," said Ed Frackowiak, Executive Chairman and Interim C.E.O. "However, the financial performance targets established for our Chassis business have not yet been achieved. The facility demonstrated during the quarter the ability to meet or exceed the operational performance targets established for it; but as a result of unplanned equipment downtime these performance levels could not be consistently maintained which negatively impacted both operating and financial performance."

Highlights

  Wescast revenues were $118.7 million, down 5.2% over the $125.2 million reported in the same quarter last year, reflecting lower tooling revenues and softer market conditions compared with 2003.

  Net earnings for the quarter were $7.0 million versus $10.7 million in 2003.

  Earnings per share on a diluted basis for the first quarter were $0.54, compared with $0.76 reported for the same period in 2003.

  North American light vehicle production levels for the domestic Big 3 automakers declined by 2.9% for the quarter compared with the first quarter in 2003, exceeding the overall industry decline of 1.2%. The domestic Big 3 had 82-days supply of vehicles at the end of the quarter, compared with the 72-days on hand at the end of December of 2003 and the industry target of 60-days.

  During the quarter the Company and Linamar Corporation announced Wescast's intention to sell its 50% interest in Weslin to Linamar Corporation, pursuant to the terms of a joint-venture agreement. Negotiations between the parties are ongoing; the financial impact of the transaction is not yet known.

Operations

Consolidated sales for the quarter were $118.7 million, reflecting a 5.2% decline over the previous year's level of $125.2 million.

The sale of powertrain products in North America, excluding prototype and tooling sales, decreased by 3.2% compared to the same period in 2003. Revenues for the quarter were $96.2 million compared with $99.4 million in 2003. The Company experienced a reduction in unit sales of 1.4%, which compared favourably to the 2.9% decline experienced by the domestic Big 3, the Company's primary customer base. The better than market revenue performance resulted from:

  Increased machining penetration compared with 2003. Manifolds that were both cast and internally machined rose to 82% of total manifold production, up from 76% in the same quarter last year; overall machining unit volumes increased by 6.3% in the period compared to 2003.

  Continued growth in sales with new domestic customers, specifically Nissan.

The quarter-over-quarter reduction in North American powertrain revenues also reflects the impact of market driven price reductions to customers and the impact of transferring the production requirements for the Ford 4.0L program to Weslin. These production requirements were partially supplied from facilities in North America during 2003.

Revenues from the sale of Chassis components in the first quarter, excluding prototype and tooling sales, were essentially unchanged from the same quarter in 2003. Sales for the quarter were $10.8 million, compared with $11.0 million in 2003.

Our proportionate share of revenues generated on component sales at Weslin was $6.0 million in the first quarter. This represents an increase of 20% over the $5.0 million recorded over the same quarter last year. The growth represents the continued ramp-up of the operation, including the assumption of the full production requirements for the Ford 4.0L program in 2004.

Consolidated revenues from prototype and tooling sales in the first quarter were $5.7 million, a decline from the $9.8 million recorded in the first quarter of 2003. The change is a function of year-over-year differences in the timing of customer programs.

Net earnings for the quarter were $7.0 million, compared with $10.7 million reported in the first quarter of 2003.

The Company's North American powertrain group generated net earnings of $12.6 million or 12.6% of sales, a decline from the $17.2 million or 15.8% of sales reported in the first quarter of 2003. The change resulted from the impact of:

  Higher raw material and other commodity prices compared with 2003, specifically balled steel, moly and electricity;

  Market driven sales price reductions;

  The lower casting volumes discussed previously; and,

The impact of severance costs accrued during the quarter. The impact of these factors was partially offset by positive benefits from:

  Improved operating performance in the manufacturing facilities, measured in terms of uptime and scrap rates;

  Increased machining penetration; and,

  The impact of Company-wide cost reduction initiatives.

The Chassis Segment generated a net loss of $3.9 million for the quarter, an improvement over the $4.2 million net loss reported in the first quarter of 2003. During the quarter, the Cordele operation demonstrated the ability to meet or exceed the targeted operating metrics, measured in terms of moulds per hour, finishing throughput and scrap rates. However, unplanned equipment downtime experienced during the quarter hampered the ability of the operation to consistently maintain this operating performance level.

The Weslin operation generated a net loss of $1.7 million, an improvement over the $2.3 million net loss reported in the first quarter of 2003. This business continues to develop; its financial performance reflects the costs associated with ramping-up the manufacturing facilities and the costs associated with new product launches.

A more detailed discussion of the consolidated results for the quarter ended March 28, 2004 is contained in the attached Management's Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto.

Future Outlook

The economic outlook for the automotive industry in 2004 is stable. Industry estimates for 2004 North American light vehicle production levels are projected in a range of 15.8 to 16.2 million vehicles, in line with the 15.9 million units achieved in 2003.

The Company anticipates its 2004 production levels of its North American Powertrain segment will also remain in a range consistent with the level achieved in 2003.

The Company's results are sensitive to raw material prices for scrap steel and moly. These costs have escalated significantly over the last year; if this trend continues it will negatively impact future financial results.

The Company's product diversification strategy was advanced with the addition of the Chassis segment in 2002. Since the addition, market prices have come under increased pressure due to the current overcapacity in the North American foundry industry and an increase in offshore competition. The business has also faced the typical ramp-up issues that impact new foundry operations. The primary focus for this operation continues to be on improving manufacturing efficiencies and demonstrating consistent operating performance. Improvement in this area will yield improved financial performance. The continued investment in the Chassis segment will impact earnings over the balance of the year. This operation, while expected to demonstrate improved performance, is not expected to be profitable in 2004 as it continues to ramp-up production.

The Company will continue to evaluate both the threats and opportunities that may exist in the emerging automotive industry in Asia, specifically China. The cross functional team that was assembled to evaluate this market has visited many customers and prospective business partners in Asia and is reviewing specific opportunities that will enable the Company to participate in this market. The Company believes that maintaining the focus on these areas is the best means to ensure the long-term success of the business.

About Wescast

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds for automotive OEMs. Wescast entered the suspension and brake component market through the acquisition of Georgia Ductile in September 2002. The Company's global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce. Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as "believe," "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

April 28, 2004
3:00 p.m. EST
To participate, please dial (416)-695-9707
Post view is available from April 28, 2004 to May 5, 2004. To access please dial 416-695-6379 and enter pin #7885

For further information, please contact:

Mr. Gordon Currie
Vice-President, Finance and Chief Financial Officer
(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended
	March 28,	March 30,
	2004	2003

Sales	$118,657	$125,159
Cost of sales	95,332	98,410

Gross profit	23,325	26,749
Selling, general and administration	10,036	8,912
Stock-based compensation	118	(1,132)
Research, development and design	1,673	2,259

	11,498	16,710

Other (income) expense
Interest expense	194	315
Interest income	(169)	(61)
Other (income) and expenses	141	(183)

Earnings before income taxes	11,332	16,639
Income taxes	4,294	5,944

Net earnings	$7,038	$10,695

Net earnings per share (Note 4)
- basic	$0.54	$0.81
- diluted	$0.54	$0.76

Retained earnings, beginning of period	$328,669	$326,686

Net earnings	7,038	10,695
Dividends paid	(1,572)	(1,571)
Retained earnings, end of period	$334,135	$335,810

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at
	March 28,	December 28,
	2004	2003
Current assets
Cash and cash equivalents	$25,349	$28,699
Receivables	89,166	73,073
Inventories	31,313	33,232
Prepaids	3,090	3,049
Future income taxes	2,045	2,043
Current assets - discontinued operations	208	215

	151,171	140,311

Property and equipment	370,821	375,060
Future income taxes	32,115	29,716
Other	9,665	10,468
Long-term assets - discontinued operations	5,622	5,580

	$569,394	$561,135

Current liabilities
Payables and accruals	$45,120	$45,158
Income taxes payable	255	32
Current portion of long-term debt	3,994	4,368
Current portion of stock appreciation rights	3,567	3,651
Future income taxes	118	118
	53,054	53,327

Long-term debt	36,338	36,072
Long-term stock appreciation rights	8	62
Future income taxes	22,800	22,271
Employee benefits	12,996	12,182
	125,196	123,914

Shareholders' equity
Capital stock (Note 3)	110,146	110,049
Retained earnings	334,135	328,669
Share purchase loans	(1,006)	(1,031)
Cumulative translation adjustment	923	(466)
	444,198	437,221

	$569,394	$561,135

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)
	Three months ended
	March 28,	March 30,
	2004	2003
Cash derived from (applied to)
Operating
Earnings from continuing operations	$7,038	$10,695
Add (deduct) items not requiring cash:
Depreciation and amortization	11,095	10,010
Amortization of bond costs	12	57
Future income taxes	(1,649)	(1,549)
Gain on disposal of investments	0	(13)
Loss on disposal of equipment	183	-
Stock-based compensation, net of payments	(137)	(1,132)
Employee benefits, net of payments	814	563

	17,356	18,631
Change in non-cash operating working capital	(13,358)	(23,148)
(Note 5)
	3,998	(4,517)
Discontinued operations	(43)	(109)
	3,955	(4,626)

Financing
Issue of long-term debt	118	623
Repayment of long-term debt	(463)	-
Payment of obligations under capital leases	(144)	(433)
Issuance of share capital under Employee Share
Purchase Plan	97	131
Employee share loan repayments	25	162
Dividends paid	(1,572)	(1,571)

	(1,939)	(1,088)

Investing
Purchase of property, equipment and other assets	(5,452)	(14,179)
Redemption of investments	-	11,905
Proceeds on disposal of equipment	86	283

	(5,366)	(1,991)

Net decrease in cash and cash equivalents	(3,350)	(7,705)
Cash and cash equivalents
Beginning of period	28,699	9,984
End of period	$25,349	$2,279

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the annual consolidated financial statements for the year ended December 28, 2003, included in the Company's 2003 Annual Report to shareholders.

The disclosures in these unaudited interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 28, 2003.

The unaudited interim consolidated financial statements and the notes thereto have not been reviewed by the Company's external auditors pursuant to a review engagement applying review standards set out in the CICA Handbook.

Note 2. Pending sale of 50% ownership of Weslin Industries Inc.

During the first quarter of 2004 the Company and Linamar Corporation announced Wescast's intention to sell its 50% interest in Weslin Industries Inc. to Linamar Corporation, pursuant to the terms of a joint-venture agreement between the parties. Negotiations are ongoing with a view to completing the transaction within the next few months by following the process set out in the joint-venture agreement.

Note 3. Capital stock

Authorized
Unlimited	Preference shares, no par value
Unlimited	Class A subordinate voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value

	March 28,	December 28,
	2004	2003
Issued and outstanding
5,724,616 Class A Common shares	$97,719	$97,622
(2003 - 5,721,662)

7,376,607 Class B Common shares	12,427	12,427
(2003 - 7,376,607)
	$110,146	$110,049

Note 4. Earnings per common share

Basic net earnings per share for the three months ended March 28, 2004 are based on the weighted average common shares outstanding (2004 - 13,055,938 shares; 2003 - 13,028,767 shares). Diluted net earnings per share for the three months ended March 28, 2004 are based on the diluted weighted average common shares outstanding (2004 - 13,187,350 shares; 2003 - 13,159,861 shares).

Note 5. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash operating
working capital	Three months ended
	March 28,	March 30,
	2004	2003

Receivables	$ (16,112)	$ (10,906)
Inventories	1,919	(3,261)
Prepaids	(41)	533
Payables and accruals	653	(10,521)
Income taxes receivable / payable	223	1,007
	$ (13,358)	$ (23,148)

Note 6. Segment Information

The Company currently operates within two reportable segments, both in the automotive industry. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only.

There were no intersegment sales during the three months ended March 28, 2004. All Corporate costs have been allocated to the powertrain segment.

	Three months ended March 28, 2004
	Powertrain		Chassis
	North		North
	America	Europe	America	Total

Sales to external customers	$100,232	$6,400	$12,025	$118,657
Net earnings (loss)	12,619	(1,686)	(3,895)	7,038
Interest revenue	169	-	-	169
Interest expense	50	-	144	194
Depreciation and amortization	8,477	1,342	1,276	11,095
Income taxes	6,279	22	(2,007)	4,294
Purchase of property, equipment and other
assets	$3,433	$1,069	$950	$5,452

Note 6. Segment Information (continued)

	Three months ended March 30, 2003
	Powertrain		Chassis
	North		North
	America	Europe	America	Total

Sales to external customers	$108,963	$4,990	$11,206	$125,159
Net earnings (loss)	17,187	(2,327)	(4,165)	10,695
Interest revenue	61	-	-	61
Interest expense	91	-	224	315
Depreciation and amortization	7,215	1,188	1,607	10,010
Income taxes	8,079	10	(2,145)	5,944
Purchase of property, equipment and
other assets	$10,577	$1,509	$2,093	$14,179

	March 28, 2004

	Powertrain		Chassis
	North		North
	America	Europe	America	Total
Total Assets	$409,929	$72,486	$86,979	$569,394
Property and equipment	259,204	53,615	58,002	370,821
Deferred pre-production costs	$1,327	$7,684	$-	$9,011

	December 28, 2003

	Powertrain		Chassis
	North		North
	America	Europe	America	Total
Total Assets	$393,639	$71,506	$95,990	$561,135
Property and equipment	265,198	52,263	57,599	375,060
Deferred pre-production costs	$1,625	$8,201	$-	$9,826

Note 7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted at March 28, 2004.

Management's Discussion and Analysis
Of Results of Operations and Financial Position
For the Three Months Ended March 28, 2004

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in Canadian dollars unless otherwise noted. This MD&A should be read in conjunction with: The interim consolidated financial statements and notes thereto for the three-month period ended March 28, 2004; the "Management's Discussion and Analysis" included in the Annual Report of Wescast for the year ended December 28, 2003; and with the consolidated financial statements and notes thereto for the year ended December 28, 2003. The accompanying interim consolidated financial statements and the notes thereto have not been reviewed by the Company's external auditors pursuant to a review engagement applying review standards set out in the CICA Handbook.

Overview

Wescast Industries Inc. ("Wescast" or the "Company") designs, casts, machines and assembles high-quality engineered iron products for automotive OEMs. The Company employs approximately 2,100 skilled and highly committed people in 8 production facilities and 5 sales and design centres in Canada, the United States, Japan and Europe. The Company is the world's largest supplier of exhaust manifolds for passenger cars and light trucks.

The Company's resources are strategically aligned to meet the unique customer-specific requirements within two product segments, powertrain and chassis components. The Company believes that the combination of its design and high-quality manufacturing creates a unique value for the customers in the markets that it serves. The Company believes this is the reason for it being the world's largest supplier of exhaust manifolds for passenger cars and light truck applications.

The powertrain group is focused on the design and manufacture of exhaust system components for sale primarily to original equipment manufacturers ("OEM's") and Tier 1 customers for car and light truck markets in North America and Europe. The Company's Powertrain operations in North American are well established and consist of 6 production facilities. The European powertrain operations are conducted through Weslin Industries Inc. ("Weslin"), a relatively new operation, which is jointly managed by Wescast and Linamar Corporation. On March 10, 2004, the Company and Linamar Corporation announced Wescast's intention to sell its 50% interest in Weslin to Linamar Corporation, pursuant to the terms of a joint venture agreement. As of April 27, 2004 negotiations between the parties are ongoing. As a result, the financial impact of the transaction is not yet known.

The chassis segment is focused on the design and manufacture of brake and suspension components for sale to OEM and Tier 1 customers. The Company entered the segment in September 2002 with the acquisition of Georgia Ductile Foundries, LLC, renamed Wescast Industries Cordele, LLC ("Cordele"). This business, which was acquired while it was still in a start-up phase, is a developing business serving a North American customer base.

Highlights

The Company's core business segment, represented by its North American powertrain operations, performed well in the first quarter. Slightly lower casting volumes, down 1.4%, were offset by a 6.3% increase in machining volumes. Lower average selling prices reduced gross profit by about $2.1 million, but were more than offset by $2.5 million in manufacturing efficiencies versus 2003. Raw material costs for both scrap steel and molybdenum continued to rise in the quarter, reducing gross profit by $3.3 million, net of recoveries from customers, versus the first quarter of the prior year. Scrap steel prices for April are lower than March levels, while molybdenum prices continue to increase. Severance costs accrued during the quarter increased expenses by about $1.0 million, and the accrual for stock appreciation rights represented a small expense for the period, versus a $1.1 million credit in 2003.

The operating performances of the businesses in Georgia and Hungary have shown year-over-year improvement. However, these businesses continue to develop, and have not yet reached a break-even level of performance, resulting in a negative impact on the Company's earnings.

Results from Operations

Vehicle Production Volumes

North American light vehicle production volumes for the quarter totaled approximately 4.1 million units, a 1.2% decrease from the 4.2 million units produced for the same period in 2003. However, production during the quarter by the domestic Big 3 automakers, that comprise the Company's primary customer base, was down 2.9 % compared to the same period in 2003.

Sales

Consolidated sales for the quarter were $118.7 million, a decrease of 5.2% over the previous year's level of $125.2 million.

Revenues from the sale of powertrain products in North America for the quarter, comprised of cast and machined iron manifolds, decreased by 3.2% compared to the same period in 2003. Revenues for the quarter were $96.2 million compared with $99.4 million in 2003. Unit sales of cast manifolds of 3.6 million reflected a decline of 1.4% from the first quarter of 2003. The reduction was less than the 2.9% experienced by our primary customer base. Sales to new domestic customers, specifically Nissan, have increased and revenues have benefited from increased machining penetration compared with the first quarter of 2003. The level of manifolds that were both cast and internally machined rose to 82% of total manifolds produced, up from 76% over the same quarter last year. Machining volumes were up 6.3% in the period compared to 2003.

Sales of chassis components by the Cordele facility for the quarter were $10.8 million, down 1.8% from the $11.0 million reported in the first quarter of 2003. The Company's proportionate share of component sales by Weslin was $6.0 million for the quarter, up 20% from the $5.0 million reported in the first quarter of 2003, reflecting the continued ramp-up in this business, including the full-absorption of the production requirements for the Ford 4.0L program.

Consolidated revenue from prototype and tooling sales for the quarter declined by $4.1 million to $5.7 million compared to $9.8 million in the same period a year ago. Prototype and tooling sales are a function of customer program timing, making specific period-over-period comparisons difficult.

Gross Profit

Gross profit for the quarter was $23.3 million, which reflects a decline of 12.8% compared with the $26.7 million reported in the first quarter of 2003. The decline was the result of several factors as follows:

  Increases in raw material and other commodity prices, the decrease in casting volume, and market driven selling price reductions all combined to negatively impact the profitability of the Company's North American powertrain business. These factors were partially offset by the strong operating performance and savings generated through cost reduction initiatives in the manufacturing facilities. These benefits were further enhanced by the positive impact on gross profit from the increased machining penetration.

  The Company's gross profit for the quarter was negatively impacted by the continued support of the ramp-up of activities in Georgia and Hungary. However, on a year-over-year basis the change in gross profit attributed to these operations was positive.

The Company's operation in Hungary, Weslin, continues to focus on launch activities and operating performance improvement. The chassis component operation in Georgia continues to focus on improving and building the consistency of its operating performance. This operation has demonstrated the ability to achieve or exceed the targeted operating metrics, including moulds per hour, finishing throughput levels and scrap rates. However, unplanned equipment downtime in January and February has not enabled this performance level to be consistently maintained. The equipment downtime has resulted in increased maintenance costs, overtime and other costs necessary to ensure that customer delivery requirements are met. These costs, coupled with raw material cost increases, offset the financial benefits generated from operational improvements this quarter. The overall negative impact for the quarter on net earnings from the Cordele operation was $3.9 million, an improvement over the $4.2 million negative impact the operation reported in the first quarter of last year. The impact on net earnings from the Weslin business during the quarter was a loss of $1.7 million, an improvement over the $2.3 million loss reported in the first quarter of 2003. These operations continue to receive leadership, technical and administrative support from the Company's core operations in an effort to accelerate the performance improvement and meet customer launch requirements.

Also contributing to the decline was increased year-over-year depreciation and amortization. Depreciation and amortization costs included in cost of sales during the quarter were $9.4 million, an increase of $1.0 million over the $8.4 million recorded in the first quarter of 2003. The majority of the increase relates to depreciation associated with new machine lines.

Selling, General and Administration

The Company's selling, general and administrative costs for the quarter were $10.0 million, an increase of $1.1 million over the $8.9 million incurred in the same period in 2003. The bulk of this increase relates to severance costs accrued during the quarter. Cost reduction efforts within administrative departments successfully offset most inflationary cost increases experienced during the quarter. As a percentage of sales, these expenses increased from 7.1% in the first quarter of 2003 to 8.4% in 2004. Included in selling, general and administration expenses for the quarter was depreciation of $1.7 million, up slightly from the $1.6 million included in the first quarter of 2003

Stock-based Compensation

In connection with options granted under the Company's stock option plan, participants are granted tandem stock appreciation rights. Under the plan, participants have the choice of exercising stock options or receiving cash from the Company for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares. The increase or decrease in the intrinsic value of the stock options is included as stock-based compensation expense. The market price of the Company's shares increased during the quarter, resulting in a negative impact of $0.1 million on pre-tax earnings. In the first quarter of 2003, a decline in the market price of the Company's shares resulted in a favourable impact on pre-tax earnings of $1.1 million.

Research, Development and Design

The Company's research, development and design expenses of $1.7 million this quarter were down $0.6 million from the $2.3 million incurred over the same period of 2003. The Company remains committed to funding customer focused research and development activities. Spending related to our "hot end solutions" project has declined compared to 2003, as the research-intense process and development phase of this project has been completed. In addition, the company-wide focus on cost reduction initiatives has resulted in lower discretionary spending.

Interest Expense

Interest expense for the quarter of $0.2 million was in line with the $0.3 million incurred over the same period in 2003.

Interest Income

Interest income for the quarter was slightly higher than reported in the same period in 2003, as a result of higher average cash balances on hand during the quarter compared with the same period in 2003.

Income Taxes

The effective tax rate reflected for the quarter was 37.9%, compared with a rate of 35.7% in 2003. The rate change reflects the increase in statutory rates applicable to income earned in the Province of Ontario, and a reduced impact from the cost sharing arrangements in place with Weslin. The Weslin operation is eligible for a tax holiday, with earnings not subject to income taxes during the first ten years of operations. Consequently no tax benefit has been recognized with respect to the losses generated by Weslin.

Financial Condition, Liquidity and Financial Resources

At March 28, 2004 the Company had $25.3 million in cash and cash equivalents compared with $28.7 million at the end of 2003 and $2.3 million at the end of the first quarter of 2003. During the first quarter, cash flows generated from operations were offset by capital expenditures and dividend payments. The Company expects to build cash reserves over the balance of the year and is well positioned to support future growth initiatives.

Operating Activities

The Company generated $4.0 million in cash from continuing operations during the first quarter, compared with $4.5 million cash used in operations during the first quarter of 2003. The increase was primarily attributable to changes in non-cash working capital in North America, offset by the lower earnings from operations. The incremental investment in non-cash working capital during the quarter was $13.4 compared to $23.1 million in 2003. The working capital requirements in 2003 increased as a result of the settlement of accounts payable balances associated with the completion of the Company's technical development centre and corporate office complex in 2002 and payments associated with new machine lines acquired in 2002. Accounts receivable balances also grew temporarily in the quarter, but are expected to contribute to strong cash generation in future quarters.

Investing Activities

Capital expenditures for the first quarter were $5.5 million, which were $8.7 million lower than the $14.2 million incurred over the same quarter last year. The higher spending level in 2003 was the result of machine line purchases and higher expenditures in Cordele. Machine line purchases of $6.9 million were reflected in the 2003 amount. Capital expenditures are being closely monitored. Project approvals are focused at specific capacity requirements, projects generating a rapid payback or those projects required for safety or environmental initiatives. During the first quarter of 2003 cash and short term investments were redeemed for proceeds of $11.9 million to fund our post-acquisition cash requirements in Georgia.

Financing Activities

Net repayments of long-term debt during the quarter totaled $0.3 million compared to net long-term debt issued of $0.6 million in 2003. Dividends paid during the quarter were $0.12 per common share, consistent with the first quarter 2003.

Financing Resources

At March 28, 2004 the Company was in a very strong financial position. Cash and cash equivalents were $25.3 million at the end of the first quarter versus $2.3 million a year earlier. The Company has uncommitted demand operating facilities totaling US$36.4 million, all of which were undrawn at March 28, 2004.

Shareholders Equity

Shareholders' equity increased to $444.2 million from $437.2 million at December 28, 2003. The increase resulted from earnings retained in the Company and a significant increase in the value of the cumulative translation adjustment account. The cumulative translation adjustment account represents the unrealized increase in the value of the Company's investments in its self-sustaining subsidiaries operating in foreign currencies and translated to Canadian dollars at current rates of exchange.

Outlook

Although there can be no certainty as to future levels of production, based on currently available information the Company views the economic outlook for the automotive industry in 2004 to be stable. Industry estimates project that 2004 North American light vehicle production levels will be in the range of 15.8 to 16.2 million vehicles, in line with the 15.9 million units achieved in 2003.

The Company anticipates its 2004 production levels of its North American Powertrain segment will also remain in a range consistent with those achieved in 2003. The Company's results are sensitive to changes in raw material prices for scrap steel and moly. These costs have escalated significantly during the past year, if this trend continues it will negatively impact future financial results.

The Company's strategic direction remains unchanged:

  The focus of the core Powertrain segment in North America will be on becoming more cost competitive in an effort to address the significant pressure on pricing that is being exerted by the customer base. This pressure has intensified with the growing threat from competitors based in low cost countries, specifically China. To meet this challenge the Company will continue to pursue aggressive year-over-year cost reduction targets in these operations. Progress has been made toward achieving these targets by applying the Company's HEART participative management process and continuous improvement focus. To date many cost reduction initiatives have been proposed and are being implemented.

  The Company will continue to focus on growth and diversification through the expansion of its customer base, product offerings and geographic coverage.

  The efficiency gains targeted in the Company's core Powertrain operations will create available foundry capacity that can be utilized to support the production needs of automakers with operations in North America who are not current customers of the Company, or can be utilized to produce new products that fit the focus of these manufacturing operations. In 2003, a dedicated team was assembled to review and develop business case recommendations on specific products meeting these criteria. This team will continue to evaluate new opportunities in 2004.

The Company's product diversification strategy was accelerated with the addition of the Chassis segment in 2002. Market prices are under pressure due to foundry industry overcapacity and an increase in offshore competition. The business is also faced with the typical ramp-up issues that impact new foundry operations. The primary focus for this operation in 2004 will be on improving manufacturing efficiencies and demonstrating consistent operating performance. These improvements, if achieved, will yield improved financial performance.

The Company will continue to evaluate both the threat and opportunities that may exist in the emerging automotive industry in Asia, specifically China. The cross functional team that was assembled in 2002 has visited many customers and prospective business partners in Asia and is reviewing specific opportunities that would enable Wescast to participate in this market.

The continued investment in the Company's Chassis segment will negatively impact earnings in 2004. This operation, while expected to demonstrate improved performance, is not expected to be profitable in 2004 as it continues to ramp-up production.

The Company believes that maintaining the focus on these areas is the best means to ensure the long-term success of the business.

Forward-Looking Information

Certain information provided by Wescast in this MD&A and in other documents published throughout the year that is not a recitation of historical facts may constitute forward-looking information, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, global economic and industry conditions causing changes to production volumes, changes in raw material and other input costs, price reduction pressures, dependence on certain vehicles and major OEM customers, program launch delays, currency exposure, contract negotiations with the unionized workforce, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. While the Company believes that its forecasts and assumptions are reasonable, persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ from those indicated by such forward-looking statements.